SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 22, 2021

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Ms. Erin Jaskot

Ms. Cara Wirth

Ms. Linda Cvrkel

Mr. Robert Shapiro

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Smart Share Global Limited
CIK No. 0001834253
Amendment No. 1 to the Registration Statement on Form F-1

Dear Ms. Jaskot, Ms. Wirth, Ms. Cvrkel and Mr. Shapiro:

On behalf of our client, Smart Share Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 18, 2021 on the Company’s registration statement on Form F-1 initially filed on March 12, 2021.

Concurrently with the submission of this letter, the Company is filing herewith the amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form F-1 and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

The Company respectfully advises the staff that the Company plans to commence the road show for the offering on or about March 29, 2021 and to request that the Staff declare the effectiveness of the Registration Statement on or about March 31, 2021. The Company will file joint acceleration requests in time before the requested effective time. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Prospectus Summary, page 4

1.                                      We note your response to our prior comment 3 and reissue it. While your disclosure of POIs in each tiered city is helpful, it does not directly address your claims regarding your “extensive” network in a meaningful way. You also state that the POIs are in more than 1,500 regions in China, but it is unclear how you are defining region and what this means regarding overall geographic coverage. Please provide additional disclosure on your extensive coverage network, such as the average number of POIs in each province of China, so that investors understand the geographic distribution of your network.

In response to the Staff’s comment, the Company has revised pages 1, 99, 129 and 130 of Amendment No. 1 to change to the term “regions” to “counties and county-level districts”, included the total number of counties and county-level districts in China, and added the definition of “counties and county-level districts” on pages 10 and 11. The Company has also revised page 130 of Amendment No. 1 to include the number of POIs that the Company’s cabinets cover in different parts of China.

The Company respectfully advises the Staff that the Company considers the precision and extensiveness of its POI coverage in selected counties and county-level districts as one of the Company’s key competitive advantage. The details of the Company’s POI geographic coverage are commercially sensitive, the disclosure of which could lead to adverse competition impact on the Company and such information is not material to investors.

The Company strategically and dynamically evaluates its expansion into different counties and county-level districts, including timing and extensiveness of geography penetration based on its industry and operations expertise. The Company may choose to focus on certain geographic areas first before entering into other areas. If the Company discloses the exact geographic distribution of its POIs, a competitor may discern the Company’s expansion strategy from such disclosure and hinder the Company’s future expansion plans. A potential competitor may attempt to emulate the Company’s knowhow on POI site selection and invest heavily in counties and county-level districts that the Company identifies as having growth potential, which may be currently under-penetrated. Such action could adversely affect the Company’s future operating strategy and market opportunities.

Capitalization, page 84

2.                                      Please revise the second and third bullet points to disclose the amount of proceeds received in connection with the issuance of the 76,386,109 Series D-2 preferred shares in January 2021. Also, it is unclear as to how you arrived at the pro forma amounts of the issued and outstanding Class A Ordinary shares (in both shares and RMB) and additional paid in capital as of December 31, 2020. Please revise to provide footnote disclosure in tabular format explaining how these amounts were calculated or determined.

In response to the Staff’s comments, the Company has revised pages 84, 86 and 87 of Amendment No. 1 to explain how the referenced amounts are calculated.

Management Expertise, page 137

3.                                      We note your response to our prior comment 8. Please revise to disclose whether you have the largest market share in the mobile device charging space. If not, please tell us how you rank compared to your competitors and the market share held by your closest competitors.

In response to the Staff’s comments, the Company has revised page 139 of Amendment No. 1 to disclose that it is the largest mobile device charging service provider by gross revenue in 2020.

*              *              *

If you have any questions regarding Amendment No. 1, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Kevin Song, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 2323 3196 or via email at kevin.song@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Mars Cai, Chief Executive Officer, Smart Share Global Limited
Maria Xin, Chief Financial Officer, Smart Share Global Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Cooley LLP
Michael Yu, Esq., Partner, Cooley LLP
Dave Peinsipp, Esq., Partner, Cooley LLP
Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP